Managerial Information Reclassification

New Segmentation in Companies

As of 2016, we changed the segmentation within company clients in order to further strengthen our commercial model. The new segmentation comprises changes to the SMEs and Corporate segments, which now considers companies with annual revenues up to R$200 million (versus up to R$80 million previously) and over R$200 million (versus over R$80 million previously), respectively. This reclassification were made between the segments without impact on the total credit portfolio.

Annual Revenues
	Previous	Current

Small and medium enterprises	up to R$80 million	up to R$200 million
Corporate	over R$80 million	over R$200 million

Reclassification between lines in the Net Interest Income

In order to reflect properly our funding structure, as of 2016 we expanded the deposit margin concept, which now includes repo transactions, real estate credit notes (LCI) and agribusiness credit notes (LCA), which used to be allocated in the "other" line. In addition, we exclude gains from "certificados de operações estruturadas" (COE). We also revised the transfer price mechanisms between the mortgage, savings and LCI products. These changes were made between lines without impact on the total net interest income.

BANCO SANTANDER (BRASIL) S.A.
CREDIT PORTFOLIO BY SEGMENT - MANAGERIAL
(Million of Brazilian Reais)
Contents
	mar/14	jun/14	set/14	dez/14	mar/15	jun/15	set/15	dez/15

Individuals	75,445	75,679	76,683	78,304	79,819	81,534	82,786	84,805
Consumer Finance	37,421	36,851	36,530	36,756	36,178	35,338	34,057	33,931
Corporate and SMEs	111,086	113,770	121,303	130,454	142,147	137,530	145,137	142,253
SMEs	35,975	35,368	35,200	35,852	35,831	35,396	35,636	35,387
Corporate	75,111	78,401	86,103	94,602	106,316	102,135	109,501	106,866
Total	223,952	226,299	234,516	245,514	258,144	254,402	261,980	260,989
Other credit related transactions¹	19,547	19,925	21,117	24,516	24,456	24,867	26,390	29,549
Total expanded credit portfolio	243,499	246,224	255,633	270,030	282,600	279,269	288,370	290,538
Total guarantee	31,686	33,498	37,505	40,564	41,719	41,906	43,552	40,409
Total expanded credit portfolio with guarantee	275,185	279,722	293,138	310,593	324,319	321,174	331,922	330,947

1. Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

BANCO SANTANDER (BRASIL) S.A.
Net Interest Income
(Million of Brazilian Reais)
Contents
	1Q15	2Q15	3Q15	4Q15	2015

Loans	5,058	5,316	5,350	5,391	21,114
Average volume	246,632	253,469	254,688	256,826	252,904
Spread	8.32%	8.41%	8.33%	8.33%	8.35%
Expanded Deposits base	542	561	618	609	2,330
Average volume	208,149	219,328	224,831	224,713	219,255
Spread	1.08%	1.06%	1.07%	1.08%	1.06%
Others	1,540	1,603	1,663	1,384	6,191
Total	7,140	7,480	7,631	7,384	29,635